UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

786449207

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

DARREN C. WALLIS

MAPLEWOOD PARTNERS, LLC

555. E. Lancaster Avenue, Suite 520

Radnor, PA 19087

(610) 816-6660

[With a copy to]

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 AVENUE OF THE AMERICAS

NEW YORK, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,667 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,022,667 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,667 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,667 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,022,667 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,667 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

OO (See Item 3)

5

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		717,945 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

717,945 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,945 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Sierra Capital Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Global Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

AVI Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,100 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

10,100 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 786449207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.10 per share (“Common Stock”), of Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 170 North Radnor-Chester Road, Suite 200, Radnor, PA 19087.

Item 2.	Identity and Background.

(a)       This statement is filed by Sierra Capital Investments, LP, a Delaware limited partnership (“Sierra”), Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), AVI Capital Partners, LP, a Delaware limited partnership (“AVI”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Maplewood Advisors GP, LLC, a Delaware limited liability company (“MAGP”), Maplewood Advisors IM, LLC, a Delaware limited liability company (“MAIM”), Maplewood Global Partners, LLC, a Delaware limited liability company (“MGP”), Maplewood Partners, LLC, a Delaware limited liability company (“MP”), Darren C. Wallis (“Mr. Wallis”) and Joseph M. Manko, Jr. (“Mr. Manko” and together with Mr. Wallis, Sierra, MP, MGP, MAGP, MAIM, AVI, HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of HCPF, HCP, HCM and Mr. Manko is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The address of the principal office of each of Sierra, AVI, MAIM, MP, MGP, MAGP and Mr. Wallis is 555 E. Lancaster Avenue, Suite 520, Radnor, PA 19087.

(c)       The principal business of each of Sierra, HCPF, AVI, MAGP, MGP and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF and Sierra. The principal business of MAIM is serving as the investment manager of AVI and Sierra. HCP is the general partner of HCPF. HCP and MGP are the general partners of Sierra. MAGP is the general partner of AVI. MP is the parent company of MGP, MAGP and MAIM. The principal occupation of Mr. Wallis is serving as the managing member of MP, MGP, MAGP and MAIM. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Manko and Mr. Wallis are citizens of the United States of America.

Item 3.	Source and Amounts of Funds or other Consideration.

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of each of HCPF, AVI, HCM, MAIM and Sierra (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $12,465,784 including the net cost of Shares. The amounts paid were funded by working capital.

13

CUSIP No. 786449207

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Over the past four years, the Reporting Persons have actively followed the Issuer’s performance and engaged in over a dozen discussions with the one or more members of the Issuer’s management and Board of Directors (the “Board”). These discussions covered various topics including, but not limited to, management, expenses, capital allocation, the Issuer’s strategy, investor relations, and corporate governance.

As a result of these discussions, the Reporting Persons delivered a private letter to the Board on November 3, 2017 advocating that the Issuer take steps to rejuvenate its Board, reduce operating expenses and realign incentives, and improve transparency with its shareholders. Subsequent to their November 3, 2017 letter, the Reporting Persons continued their discussions with the Issuer and met with Robert Rosenthal, the Chairman of the Board, on December 27, 2017 to discuss their concerns. On January 17, 2018, the Issuer issued a press release announcing a change in its strategy and operations. On January 18, 2018, the Reporting Persons had a phone conversation with Mr. Rosenthal, in which the Reporting Persons commended the Board on reevaluating the Issuer’s flawed model but that they were disappointed the Issuer failed to refresh its Board with candidates who have the requisite abilities to execute the Issuer’s new strategy. In an effort to move discussions forward, the Reporting Persons submitted a confidential list of highly qualified candidates, per Mr. Rosenthal’s invitation, for consideration by the Issuer’s Nominating and Corporate Governance Committee as potential Board members.

The Reporting Persons believe that each of their recommended candidates has the experience currently lacking on the Board and that if appointed as a director of the Issuer, would help protect shareholder value as well as bring fresh perspective and objectivity into the boardroom to help improve oversight of the Issuer. Importantly, the list of qualified individuals includes proven business leaders with extensive experience in the investment management, private equity and venture capital industries, who are committed to working towards executing the revised strategy, reducing costs, improving governance and transparency, and ultimately creating value for all shareholders of the Issuer.

The Reporting Persons delivered a follow-up letter to the Chairman of the Board on January 29, 2018 reiterating their belief that significant change is required at the Issuer in order to drive shareholder value creation. A copy of the January 29, 2018 letter is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

14

CUSIP No. 786449207

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 20,412,398 shares of Common Stock issued and outstanding as of October 24, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 26, 2017.

As of the close of business on January 29, 2018:

1. HCM

(a) Amount beneficially owned: 1,022,667*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,667*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,667*

2. Mr. Manko

(a) Amount beneficially owned: 1,022,667*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,667*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,667*

3. MAIM

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

4. MP

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

15

CUSIP No. 786449207

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

5. Mr. Wallis

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

6. HCP

(a) Amount beneficially owned: 717,945*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 717,945*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 717,945*

7. Sierra

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

8. MGP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

9. HCPF

(a) Amount beneficially owned: 10,100*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,100*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,100*

16

CUSIP No. 786449207

10. AVI

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

11. MAGP

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

*Sierra owns directly 707,845 shares of Common Stock. Pursuant to investment management agreements, HCM and MAIM maintain investment and voting power with respect to the securities held by Sierra. However, despite the delegation of investment and voting power to HCM and MAIM, HCP and MGP may be deemed to be the beneficial owners of such securities under Rule 13d-3 of the Act because HCP and MGP have the right to acquire investment and voting power through termination of investment management agreements with HCM and MAIM. HCPF owns directly 10,100 shares of Common Stock, including 100 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. AVI owns directly 10,098 shares of Common Stock. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by AVI.   However, despite the delegation of investment and voting power to MAIM, MAGP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because MAGP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCM and MAIM also act as investment advisers to certain jointly managed accounts. Under investment management agreements with these jointly managed account clients, HCM and MAIM have investment and voting power with respect to 304,722 shares of Common Stock held in the client managed accounts. HCP and MGP are the general partners for Sierra. MAGP is the general partner of AVI. HCP is the general partner of HCPF. Mr. Manko is the managing member of HCM and HCP. MP is the parent company of MGP, MAIM and MAGP. Mr. Wallis is the managing member of MP, MGP, MAGP, and MAIM. By reason of the provisions of Rule 13d-3 of the Act, (i) each of MP, Mr. Wallis and MAIM may be deemed to beneficially own 1,022,665 shares of Common Stock held by AVI, Sierra and the managed accounts, (ii) each of HCM and Mr. Manko may be deemed to beneficially own 1,022,667 shares of Common Stock held by HCP, Sierra and the managed accounts, (iii) HCP may be deemed to beneficially own 717,945 shares of Common Stock held by HCPF and Sierra, (iv) MGP may be deemed to beneficially own 707,845 shares of Common Stock held by Sierra, and (v) MAGP may be deemed to beneficially own 10,098 shares of Common Stock held by AVI. The Reporting Persons collectively own an aggregate of 1,032,765 shares of Common Stock, constituting approximately 5.1% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

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(c)       Schedule A attached to this Schedule 13D and incorporated herein by reference lists all transaction in the shares of Common Stock effected by the Reporting Persons during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

On January 29, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated January 29, 2018.

Exhibit 99.2 Letter to the Chairman of the Issuer, dated January 29, 2018.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2018	HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

MAPLEWOOD PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS IM, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

HORTON CAPITAL PARTNERS, LLC

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

SIERRA CAPITAL INVESTMENTS, LP

By:	Horton Capital Partners, LLC and Maplewood Global Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member, Horton Capital Partners, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member, Maplewood Global Partners, LLC

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CUSIP No. 786449207

MAPLEWOOD GLOBAL PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

HORTON CAPITAL PARTNERS FUND, LP

By:	Horton Capital Partners, LLC, its General Partner

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	Maplewood Advisors GP, LLC, its General Partner

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS GP, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

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SCHEDULE A

This Schedule A sets forth information with respect to transactions in shares of Common Stock of the Issuer by the Reporting Persons during the past sixty days. All transactions were effected in the open market through a broker.

Sierra Capital Investments, LP

Trade Date	Shares Purchased	Price
11/20/2017	3,400	$12.5735
11/21/2017	5,881	$12.8266
11/22/2017	11,459	$12.7864
11/24/2017	6,000	$12.6963
11/27/2017	1,068	$12.7445
11/30/2017	2,280	$12.3000
12/5/2017	19,300	$12.0039
12/6/2017	900	$11.9000
12/7/2017	18,936	$11.9390
12/8/2017	18,332	$12.0519
12/11/2017	30,000	$11.9949
12/12/2017	50,000	$11.8183
12/13/2017	16,419	$11.7527
12/14/2017	19,000	$11.4268
12/15/2017	2,500	$11.2000
1/5/2018	10,234	$11.2728
1/8/2018	15,170	$11.1092
1/9/2018	5,000	$11.0500
1/10/2018	5,700	$11.0500
1/11/2018	9,953	$11.0377
1/16/2018	18,452	$11.1016
1/17/2018	17,500	$10.9357
1/18/2018	8,300	$11.8723
1/19/2018	13,925	$12.4496

AVI Capital Partners, LP

Trade Date	Shares Purchased	Price
12/15/2017	1,400	$11.4039
12/19/2017	8,698	$11.3455

Horton Capital Partners Fund, LP

Trade Date	Shares Purchased	Price
1/25/2018	10,000	$12.3894